Exhibit 99.1

CAN-003 Analysis

Phase 2 trial of CVac for the treatment of ovarian cancer patients in first or second remission

Supplemental information to management presentation on October 2, 2013

CVac

CVac

ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034

PRIMA BIOMED

Important Notice

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PRIMA BIOMED

CAN-003 Study Design

Treatment

CVac group - 10 doses (60 million cells ea.) in 56 weeks

Control - observation only (standard of care)

Patients

63 patients enrolled

first 7 non randomized (to establish manufacturing comparability)

56 patients randomized 1:1

43 in 1st remission / 20 in 2nd remission

Design

enrolled w/in 12 weeks of complete remission after 1st or 2nd line

CVac dosing started within 10 weeks of enrollment

2 year observation period

Progression determined by GCIC criteria (CA-125) & RECIST

Endpoints

Primary - Safety and Progression-free survival

Secondary - Overall survival and Immune monitoring

Analysis

Safety population: all 63 patients

ITT efficacy population: 56 randomized patients

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CAN-003 Data Analysis Summary

Safety

CVac was well tolerated and non-toxic

Immune Monitoring

CVac induced a mucin 1 specific T cell response

No antibody response generated by CVac

Progression

Free

Survival

No statistically significant differences observed

Divergent trends observed between first and second remission groups

Overall

Survival

8 deceased out of 58 evaluable patients

observation ongoing

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CAN-003 Statistical Considerations

This trial was not powered to detect a statistically significant difference in PFS

This sample size considered adequate on clinical grounds to evaluate rates of tumor progression, trends in immunological outcomes, disease markers, and other clinical outcomes for the purpose of planning future trials.

The Intent-to-Treat (ITT) population includes all subjects randomized to treatment with CVac or SOC, excluding the 7 subjects assigned to CVac at the start of the study.

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Serious Adverse Events (SAE)

(as of Sept 9 2013)

Total of 10 SAEs in three years

SAEs by causality (9 Not Related, 1 Unlikely Related)

- “Unlikely related” event was small bowel obstruction

SAEs by country (7 Australia / 3 USA)

SAEs by category (9 hospitalizations / 1 death)

- Death was unrelated to study agent and resulted from reported events of respiratory failure and subdural hematoma

SAEs by outcome (8 recovered, 1 ongoing, 1 fatal)

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All Adverse Event (AE) Data

Events deemed as definitely related included:

symptoms at injection site (localized pain, erythema, redness, swelling, burning)

events of fatigue, lethargy, and dizziness were also reported as related to study agent

Majority of events were mild (grade 1) and resolved same day

All severe events resolved except for 1 event of bunion

Severe events were mostly unrelated.

except for 1 event of widespread itch which was deemed as probably related

1 event of headache which was deemed as possibly related

CVac was well tolerated and non-toxic

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Immune Monitoring - anti Mucin 1

No antibody response generated by treatment with CVac

6.00E+05

Patient data points are

V1= baselines

V6 – 3 doses

V13- 10 doses

V17 - EOS

5.00E+05

positive control

4.00E+05

Anti mucin 1 [light intensity]

3.00E+05

positive control

SOC

2.00E+05

SOC

1.00E+05

0.00E+00

0

10

20

30

40

50

60

70

Patient

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T cell Immune Monitoring Summary
(Table of CVac patients' best immune responses)

	CD4 IL-2	CD4 IL-4	CD4 IFNg	CD4 TNFa	CD4 IL-17
CR1	*	*	*		
CR2	**	**	*		
CR1 + CR2					
	CD8 IL-2	CD8 IL-4	CD8 IFNg	CD8 TNFa	CD8 IL-17
CR1	*	**		**	
CR2		*		*	**
CR1 + CR2		*	*		*

* P< 0.1 ** P <0.05

➔ CVac induced a mucin 1 specific T cell response

PRIMA BIOMED

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Kaplan-Meier Estimates of Progression-Free Survival (ITT)

Data of all 56 patients combined showed no difference in PFS

1.00

OSC: median PFS 10.18 months

CVAC: median PFS 10.87 months

Hazard ratio 1.04 (95% CI: 0.53, 2.02)

0.75

P=0.9 by log-rank test (2-sided)

Progression Probability

0.50

0.25

0.00

0

6

12

18

24

30

Months

OSC

9/27

5/16

1/11

1/10 0/0

CVAC

8/29

7/20

2/13

2/11

1/5

(#events/#at risk)

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Kaplan-Meier Estimates of Progression-free Survival by Randomization Strata (ITT)

While not statistically significant, different PFS trends were observed in first remission as compared to second remission

First

remission

1.00

OSC: median PFS not reached yet (>20.73 months)

CVAC: median PFS 10.87 months

Progression Probability

Hazard ratio 1.90 (95% CI: 0.77, 4.72)

0.75

P=0.16 by log-rank test (2-sided)

0.50

0.25

0.00

0

6

12

18

24

30

Months

OSC

3/17

3/12

0/9

1/9

0/0

CVAC

5/19

5/14

2/9

2/7

1/2

(#events/#at risk)

Second remission

1.00

OSC: median PFS 5.14 months

CVAC: median PFS 7.69 months

Progression Probability

Hazard ratio 0.50 (95% CI: 0.17, 1.50)

0.75

P=0.2 by log-rank test (2-sided)

0.50

0.25

0.00

0

6

12

18

24

30

Months

OSC

6/10

2/4

1/2

0/1

0/0

CVAC

3/10

2/6

0/4

0/4

0/3

(#events/#at risk)

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Overall Survival

OS data is immature; observation will continue

As of September 9, 2013:

– 5 patients had withdrawn consent => 58 patients

– 8 have been confirmed as deceased

(4 CVac / 4 SOC)

– 48 have been confirmed as alive (28 CVac / 20 SOC)

– 2 are unknown

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CAN-003 Conclusions

Multinational manufacture and distribution of CVac, an autologous-DC therapy, was feasible

CVac was very well tolerated & induces cellular immune activity

Similar to many recent trials of immunotherapy for solid cancer, there appears to be no clinically significant effect of CVac on PFS

It will be important to observe signals in Overall Survival to assess the potential clinical benefit of CVac

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Development implications

CAN-003 trial extended to monitor patients for Overall Survival data (approximately end of 2014)

Recruitment of new patients on CANVAS (CAN-004) on hold – re-start pending:

– Review endpoints (immunological and clinical)

– Review patient numbers

– Agreement to revised trial design with regulators

Prima to review designs and patient numbers of new phase 2 clinical trials prior to commencement

Significant reduction in expenses going forward – updated financial guidance after next quarterly report

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